UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Catalyst Paper Corporation

File No. 000-49751 - CF#23678

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Catalyst Paper Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 14, 2009.

Based on representations by Catalyst Paper Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3.1	through May 14, 2019
Exhibit 10.4.3	through May 14, 2019
Exhibit 10.5.1	through May 14, 2019
Exhibit 10.6.1	through May 14, 2019
Exhibit 10.6.2	through May 14, 2019
Exhibit 10.7	through December 31, 2014
Exhibit 10.7.1	through December 31, 2014
Exhibit 10.7.3	through December 31, 2014
Exhibit 10.7.4	through December 31, 2014
Exhibit 10.7.5	through December 31, 2014
Exhibit 10.8	through May 14, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel